Exhibit 99.1

China Customer Relations Centers, Inc. Announces Financial Results for the Full Year

2020 as Compared to Full Year 2019

TAI’AN, China, May 17, 2021 /PRNewswire/ -- China Customer Relations Centers, Inc. (NASDAQ: CCRC) (“CCRC” or the “Company”), a leading e-commerce and financial services business process outsourcing (“BPO”) service provider in China, today announced its financial results for the year ended December 31, 2020.

Full Year of 2020 Financial Results

Revenues

For the year ended December 31, 2020, revenues increased by $66.91 million, or 38.6%, to $240.32 million from $173.41 million for the same period of the prior year. Our revenue growth in the year of 2020 resulted primarily from acquiring new customers and increased sales volumes to our existing clients.

We continued to increase our service capacity, which increased by 6,889 seats, or 30.8%, to 29,249 seats as of December 31, 2020 from 22,360 seats at the end of 2019.

Cost of revenues

Cost of revenues consists primarily of salaries, payroll taxes and employee benefits costs of our customer service associates and other operations personnel. Cost of revenues also includes direct communications costs, rent expense, IT costs, and facilities support expenses. Cost of revenues increased by $54.22 million, or 40.3%, to $188.73 million for the year ended December 31, 2020 from $134.50 million for the same period of the prior year. The increase in cost of revenues was in line with the increase in revenues. As a percentage of revenues, cost of revenues was 78.5% for the year ended December 31, 2020, compared to 77.6% for the same period of the prior year.

Gross profit and gross margin

Gross profit increased by $12.69 million, or 32.6%, to $51.59 million for the year ended December 31, 2020 from $38.90 million for the same period of the prior year. Gross margin decreased by 1.0 percentage point to 21.5% for the year ended December 31, 2020 from 22.4% for the same period of the prior year.

Selling, general and administrative expense

Selling, general and administrative (“SG&A”) expenses consists primarily of sales and administrative employee-related expenses, professional fees, travel costs, research and development costs, and other corporate expenses. SG&A expenses increased by $1.45 million, or 5.5%, to $27.78 million for the year ended December 31, 2020 from $26.32 million for the same period of the prior year. As a percentage of revenues, SG&A expenses decreased from 15.2% for the year ended December 31, 2019 to 11.6% for the year ended December 31, 2020.

Operating income and operating margin

Income from operations increased by $11.23 million, or 89.2%, to $23.82 million for the year ended December 31, 2020 from $12.59 million for the same period of the prior year. The increase in operating income was related to increased gross profit which was partially offset by increased SG&A expenses. Operating margin was 9.9% for the year ended December 31, 2020, compared to 7.3% for the same period of the prior year.

Other income

We recognized government grants, which are discretionary and unpredictable in nature, of $2.99 million during the year ended December 31, 2020, compared to $1.83 million recognized during the same period of the prior year. Total other income, net of other expenses, increased by $1.20 million, or 40.4%, to $4.18 million for the year ended December 31, 2020 from $2.98 million for the same period of the prior year.

Income before provision for income taxes

Income before provision for income taxes increased by $12.44 million, or 79.9%, to $28.00 million for the year ended December 31, 2020 from $15.57 million for the same period of the prior year. The increase in income before provision for income taxes was due to increased operating income as well as government grants and other income.

Income taxes

Provision for income taxes was $3.07 million for the year ended December 31, 2020, compared to $2.39 million for the same period of the prior year.

Net income and earnings per share

Net income increased by $11.76 million, or 89.2%, to $24.93 million for the year ended December 31, 2020 from $13.17 million for the same period of the prior year. After deducting net income attributable to noncontrolling interest, net income attributable to common shareholders was $24.86 million, or $1.36 per basic and diluted share, for the year ended December 31, 2020, compared to $13.06 million, or $0.71 per basic and diluted share, for the same period of the prior year.

Financial Conditions

As of December 31, 2020, the Company had cash of $43.67 million, compared to $25.33 million at December 31, 2019. Total working capital was $74.06 million as of December 31, 2020, compared to $47.50 million at the end of 2019.

Net cash provided by operating activities was $24.05 million for the year ended December 31, 2020, compared to $5.21 million for the same period of the prior year. Net cash used in investing activities was $5.54 million for the year ended December 31, 2020, compared to $4.46 million for the same period of the prior year. Net cash used in financing activities was $2.66 million for the year ended December 31, 2020, compared to net cash provided by financing activities of $0.54 million for the same period of the prior year.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

About China Customer Relations Centers, Inc.

The Company is a leading BPO service provider in China focusing on the complex, voice-based and online-based segments of customer care services, including:

●	customer relationship management;
●	technical support;
●	sales;
●	customer retention;
●	marketing surveys; and
●	research.

The Company’s service is currently delivered in Provinces of Shandong, Jiangsu, Liaoning, Guangdong, Yunnan, Hubei, Sichuan, Hebei, Anhui, Xinjiang, Guangxi, Jiangxi, Heilongjiang, and Chongqing. More information about the Company can be found at: www.ccrc.com.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding its growth, shareholder returns and business outlook, are forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the call center business process outsourcing market in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward–looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Sherry Zheng
Weitian Group LLC
Email: shunyu.zheng@weitian-ir.com
Phone: +1-718-213-7386

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2020	2019

ASSETS

Cash and cash equivalents	$43,669,538	$25,328,486
Accounts receivable	63,493,891	42,606,485
Prepayments	2,352,988	2,396,646
Prepayment, related parties	359,142	90,429
Due from related parties, current	470,076	-
Income taxes recoverable	104,721	712,459
Other current assets	4,420,220	3,408,704
Total current assets	114,870,576	74,543,209
Equity investments	3,678,171	3,446,346
Property and equipment, net	12,543,156	10,115,782
Deferred tax assets	259,200	242,863
Due from related party, non-current	-	215,307
Operating lease right-of-use assets	12,265,679	9,827,114
Operating lease right-of-use assets - related party	341,078	172,121
Total non-current assets	29,087,284	24,019,533
Total assets	$143,957,860	$98,562,742

LIABILITIES AND EQUITY
Accounts payable	$4,315,457	$2,602,972
Accounts payable - related parties	260,790	149,658
Accrued liabilities and other payables	11,018,516	4,641,892
Deferred revenue	1,196,659	456,331
Wages payable	15,663,312	10,472,596
Income taxes payable	974,510	452,961
Operating lease liabilities, current	5,678,812	3,797,069
Operating lease liabilities - related party, current	165,734	163,995
Short-term loans	1,531,933	4,306,138
Total current liabilities	40,805,723	27,043,612
Operating lease liabilities, non-current	7,461,337	6,068,702
Operating lease liabilities – related party, non-current	175,002	-
Total non-current liabilities	7,636,339	6,068,702
Total liabilities	48,442,062	33,112,314
Equity
Common shares, $0.001 par value, 100,000,000 shares authorized, 18,329,600 shares issued and outstanding as of December 31, 2020 and December 31, 2019	18,330	18,330
Additional paid-in capital	18,424,483	15,074,267
Retained earnings	66,854,353	47,347,781
Statutory reserves	7,761,226	5,818,330
Accumulated other comprehensive income (loss)	2,457,406	(3,411,744)
Total China Customer Relations Centers, Inc. shareholders’ equity	95,515,798	64,846,964
Noncontrolling interest	-	603,464
Total equity	95,515,798	65,450,428
Total liabilities and equity	$143,957,860	$98,562,742

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2020	2019	2018

Revenues, net	$240,316,024	$173,409,113	$141,433,641
Cost of revenues	188,725,246	134,504,540	102,567,896
Gross profit	51,590,778	38,904,573	38,865,745
Operating expenses:
Selling, general & administrative expenses	27,772,891	26,318,771	21,329,908
Total operating expenses	27,772,891	26,318,771	21,329,908
Income from operations	23,817,887	12,585,802	17,535,837
Interest expense	(176,422)	(190,808)	(404,958)
Government grants	2,989,897	1,825,402	1,709,297
Other income	1,803,014	1,547,788	552,205
Other expense	(434,048)	(202,688)	(124,370)
Total other income	4,182,441	2,979,694	1,732,174
Income before provision for income taxes	28,000,328	15,565,496	19,268,011
Income tax provision	3,069,477	2,391,371	2,966,880
Net income	24,930,851	13,174,125	16,301,131
Less: net income attributable to noncontrolling interest	70,052	118,114	208,593
Net income attributable to China Customer Relations Centers, Inc.	$24,860,799	13,056,011	16,092,538

Comprehensive income
Net income	$24,930,851	$13,174,125	$16,301,131
Other comprehensive income (loss)
Foreign currency translation adjustment	5,855,857	(828,331)	(2,741,283)
Total Comprehensive income	30,786,708	12,345,794	13,559,848
Less: Comprehensive income attributable to noncontrolling interest	56,759	109,238	140,467
Comprehensive income attributable to China Customer Relations Centers, Inc.	$30,729,949	$12,236,556	$13,419,381

Earnings per share attributable to China Customer Relations Centers, Inc.
Basic	$1.36	$0.71	$0.88
Diluted	$1.36	$0.71	$0.88
Weighted average common shares outstanding
Basic	18,329,600	18,329,600	18,329,600
Diluted	18,329,600	18,329,600	18,329,600

CHINA CUSTOMER RELATIONS CENTERS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	2020	2019	2018

Cash flows from operating activities
Net income	$24,930,851	$13,174,125	$16,301,131
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	4,070,582	3,404,912	2,635,242
Allowance for credit losses	-	-	952,439
Loss on disposal of property and equipment	59,366	19,091	34,166
Deferred income taxes	-	238,883	(196,909)
Non-cash lease expense	4,319,670	3,501,753	-
Changes in operating lease right-of-use assets and operating lease liabilities upon lease modification	634,328	-	-
Changes in assets and liabilities:
Accounts receivable	(17,048,770)	(13,057,615)	(7,937,804)
Due from related parties	(9,929)	-	-
Prepayments	(298,525)	(2,097,963)	(887,778)
Prepayments, related parties	(248,456)	-	(95,244)
Other current assets	(740,237)	(1,510,847)	(970,199)
Operating lease liabilities	(3,955,614)	(3,037,030)	-
Accounts payable	1,454,416	2,017,431	147,818
Accounts payable - related parties	95,611	(10,440)	122,630
Wages payable	4,245,097	3,511,093	1,884,440
Income taxes recoverable	620,277	(192,965)	(548,893)
Income taxes payable	464,576	94,336	(153,896)
Deferred revenue	671,332	100,245	(221,771)
Accrued liabilities and other payables	4,934,855	(941,772)	1,077,098
Net cash provided by operating activities	24,049,979	5,213,237	12,142,470
Cash flows from investing activities
Purchase of property and equipment	(5,334,709)	(4,481,450)	(4,768,139)
Proceeds from sale of property and equipment	7,179	36,693	9,197
Advance to equity investee	(435,445)	-	(1,461)
Collection from equity investee	429,068	-	-
Advance to related parties	(381,309)	(214,111)	(105,827)
Repayment from related parties	171,179	198,017	117,802
Net cash used in investing activities	(5,544,037)	(4,460,851)	(4,748,428)
Cash flows from financing activities
Contribution from noncontrolling investor in subsidiary	108,970	-	-
Dividend distributed to noncontrolling investor in subsidiary	-	(213,722)	(355,232)
Borrowings from short-term loans	4,351,712	4,452,368	3,891,596
Repayment of short-term loans	(7,124,316)	(3,694,345)	(3,625,448)
Net cash provided by (used in) financing activities	(2,663,634)	544,301	(89,084)
Effect of exchange rate changes on cash and cash equivalents	2,498,744	(388,113)	(1,513,411)
Net change in cash and cash equivalents	18,341,052	908,574	5,791,547
Cash and cash equivalents, beginning of the year	25,328,486	24,419,912	18,628,365
Cash and cash equivalents, end of the year	$43,669,538	$25,328,486	$24,419,912
Supplemental cash flow information
Interest paid	$175,811	$190,808	$404,958
Income taxes paid	$2,924,643	$2,993,733	$3,929,237
Non-cash investing and financing activities
Transfer from prepayments to property and equipment	$705,933	$904,309	$392,637
Liabilities assumed in connection with purchase of property and equipment	$7,200	$24,512	$88,112
Liability assumed in connection with acquisition of noncontrolling interest	$830,308	$-	$-
Operating lease right-of-use assets obtained in exchange for operating lease liability	$7,069,165	$5,496,939	$-